UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 333-98435-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION

330 SOUTH FOURTH STREET

RICHMOND, VIRGINIA 23218-2189

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the Savings Plan

for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2008 and December 31, 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and December 31, 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule as listed in the Index of Financial Statements and Supplemental Schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia
June 4, 2009

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Net Assets Available for Benefits

December 31, 2008 and December 31, 2007

	2008	2007
Assets
Cash	$—	$71,060
Investments, at fair value (Notes 3 and 4)	137,500,041	191,027,650
Receivables
Employee contributions	236,708	222,160
Employer contributions	104,534	94,141
Interest and dividends	297,599	313,566

Total assets	138,138,882	191,728,577

Liabilities
Due to trustee	163,891	—

Net assets at fair value	137,974,991	191,728,577
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	4,585,884	217,844

Net assets available for benefits	$142,560,875	$191,946,421

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and December 31, 2007

	2008	2007
Additions to net assets attributed to
Contributions
Employees	$6,340,521	$5,967,420
Employer, net of forfeitures	2,604,461	2,436,310
Investment income - interest and dividends	5,724,292	7,392,812

Total additions	14,669,274	15,796,542

Deductions from net assets attributed to
Net depreciation in fair value of investments (Note 4)	(52,988,930)	(1,131,207)
Benefit payments	(11,065,890)	(8,061,225)

Total deductions	(64,054,820)	(9,192,432)

Net (decrease) increase	(49,385,546)	6,604,110
Net assets available for benefits
At beginning of year	191,946,421	185,342,311

At end of year	$142,560,875	$191,946,421

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2008 and December 31, 2007

1.	Description of Plan

General

The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23218.

Effective November 3, 1997, Merrill Lynch Bank and Trust Company, FSB was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper.

Contributions

Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 10%, 15%, or 50% limits. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. For 2008, the Plan limit and the federal limit are both $15,500. Effective July 1, 2003, participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,000 for each of 2008 and 2007).

NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Costs of administering the Plan are borne entirely by NewMarket and no charge is made to the Plan with respect thereto.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, as well as allocations of Plan earnings or losses and administrative fees. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

Benefits are recorded when paid. Participants may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or another qualified plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2008 and December 31, 2007

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates on participant loans ranged from 5% to 9.25% at December 31, 2008 and December 31, 2007. Interest rates are determined as of the date of the loan. Principal and interest are paid through payroll deductions.

Forfeitures

Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan expenses. The forfeiture balance was $48 at December 31, 2008 and $57,430 at December 31, 2007. Forfeitures that reduced the Company’s contributions were $100,747 for 2008 and $0 for 2007.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2008 and December 31, 2007

Investment Valuation and Income Recognition

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the “net appreciation in the fair value of investments” or “net depreciation in the fair value of investments” which consist of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts based on each participant’s investment allocation.

3.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. SFAS 157 establishes a hierarchy in determining the fair value of an asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The following is a description of valuation methodologies used for fair value measurement of investments:

Common stock	Common stock is valued at the closing price reported on the New York Stock Exchange.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Commingled trust funds	Commingled trust funds are valued daily at the net asset value of shares or units held by the Plan based on quoted market value of the underlying assets.

Participant Loans	Participant loans are valued at amortized cost, which approximates fair value.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2008 and December 31, 2007

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.

The following table provides information by level on the fair value of the Plan’s investments.

	Fair Value December 31, 2008	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Common stock	$41,759,891	$41,759,891	$—	$—
Mutual funds	50,174,651	50,174,651	—	—
Commingled trust funds	44,378,883	13,991,827	30,258,178	128,878
Participant loans	1,186,616	—	—	1,186,616

Total investments at fair value	$137,500,041	$105,926,369	$30,258,178	$1,315,494

The following table provides a summary of changes in the fair value of the Plan’s level 3 assets.

	Commingled Trust Funds	Participant Loans
Balance—January 1, 2008	$6,847	$1,378,120
Unrealized gains/(losses) related to instruments still held at December 31, 2008	82,331	—
Purchases, sales, issuances, and settlements, net	39,700	(191,504)

Balance—December 31, 2008	$128,878	$1,186,616

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2008 and December 31, 2007

4.	Investments

Participants currently in the Plan may invest their plan account in any of the 10 mutual funds, 3 commingled trust funds, and 1 common stock fund, or in any combination thereof. Participants may invest their own contributions to the Plan (Pre-Tax, Catch-up, After-Tax and Rollover Accounts) in these investment funds in one percent increments and may transfer among the funds at any time. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund.

Starting January 1, 2007, the Plan allows more choices in the way participants can invest their Company Matching and Discretionary Accounts under the Plan. Until December 31, 2006, a participant could transfer all or part of his or her investment out of NewMarket Corporation Common Stock Fund only one time during one period of employment with the Company. Beginning January 1, 2007, a participant with three years of service with the Company may begin to transfer all or part of his or her post-January 1, 2007 matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund to any of the other investment funds offered under the Plan on a daily basis. However, unless the participant is already age 55, this new transfer right is being phased in over a three-year period for pre-2007 matching and discretionary contributions. A participant who has attained age 55 and completed at least three years of service before January 1, 2006, may transfer all or part of his or her matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund on a daily basis at any time on or after January 1, 2007.

The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31.

	2008	2007
NewMarket Corporation Common Stock Fund (Note 8)	$33,227,418	$59,249,657
Merrill Lynch Retirement Preservation Trust	28,406,084	23,987,044
Merrill Lynch Equity Index Trust	14,207,931	22,619,177
Albemarle Corporation Common Stock	7,263,417	14,376,381
PIMCO Total Return Fund	16,527,104	12,426,098
Oakmark International Fund	*	9,944,293

*represents less than 5% of Plan assets at December 31, 2008.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows.

	2008	2007
Common stock	$(21,652,692)	$(970,650)
Mutual funds	(21,784,423)	(1,593,930)
Commingled trust funds	(9,551,815)	1,433,373

	$(52,988,930)	$(1,131,207)

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2008 and December 31, 2007

5.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the NewMarket Corporation Common Stock Fund (see Note 8) is as follows.

	2008	2007
Net assets:
Investment in NewMarket Corporation Common Stock Fund	$22,096,983	$42,532,494
Dividend receivable	188,214	212,851
Employer contribution receivable	104,534	94,141

	$22,389,731	$42,839,486

Increases in fund assets:
Employer’s contributions	$2,703,954	$2,436,310
Investment income	513,923	470,021

Total additions	3,217,877	2,906,331

Decreases in fund assets:
Benefit payments	(1,979,678)	(938,139)
Net depreciation in fair value of investments	(10,539,016)	(2,355,926)

Net decrease prior to transfers	(9,300,817)	(387,734)
Interfund transfers to participant directed investments	(11,148,938)	(1,540,620)

Net decrease	$(20,449,755)	$(1,928,354)

6.	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by letter dated March 28, 2003 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

8.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Merrill Lynch Bank and Trust Company, FSB, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. The table below shows the

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2008 and December 31, 2007

activity in the NewMarket Corporation Common Stock Fund (both participant directed and non-participant directed) during 2008 and 2007.

	Shares	Amount
Balance - January 1, 2007	993,257	$58,651,794
Purchases	746,419	19,608,006
Distributions and sales	(675,757)	(16,323,116)
Depreciation	—	(2,687,027)

Balance - December 31, 2007	1,063,919	59,249,657
Purchases	572,525	25,574,911
Distributions and sales	(684,642)	(34,984,351)
Depreciation	—	(16,612,799)

Balance - December 31, 2008	951,802	$33,227,418

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Corporation	Common stock; no par value (951,802 shares)	$27,389,762	$33,227,418

	Tredegar Corporation	Common stock; no par value (69,805 shares)		1,269,056

	Albemarle Corporation	Common stock; $.01 par value (325,715 shares)		7,263,417

*	Participant Loans	Loans to participants bearing interest at 5% - 9.25%, maturity dates of 01/23/09 - 11/30/13		1,186,616

*	Merrill Lynch Retirement Preservation Trust	Collective trust (32,991,968 units) (including guaranteed investment contracts)		28,406,084

*	Merrill Lynch Equity Index Trust	Collective trust (1,285,786 units)		14,207,931

*	Merrill Lynch International Index Trust	Collective trust (136,600 units)		1,764,868

	PIMCO Total Return Fund	Mutual fund (1,629,892 units)		16,527,104

	Allianz NFJ Small Cap Fund	Mutual fund (200,161 units)		3,813,073

	Blackrock Balanced Capital Fund	Mutual fund (175,283 units)		2,992,080

	Blackrock Fundamental Growth Fund	Mutual fund (293,706 units)		4,293,988

	Franklin Small-Mid Cap Growth Fund	Mutual fund (181,658 units)		3,776,663

	Davis New York Venture Fund	Mutual fund (203,909 units)		4,863,220

	Oakmark International Fund	Mutual fund (511,534 units)		5,550,143

	Van Kampen Growth and Income Fund	Mutual fund (366,625 units)		5,184,083

	Putnam Small Cap Growth Fund	Mutual fund (65,848 units)		736,181

	Perkins Mid Cap Value Fund	Mutual fund (159,563 units)		2,438,116

				137,500,041
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			4,585,884

				$142,085,925

*	Denotes a party in interest to the Plan
**	Cost information is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 5, 2009	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Treasurer and Principal
Financial Officer, Member of the
Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.